John Hancock Tower, 20th Floor
200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com
FIRM / AFFILIATE OFFICES

	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
May 20, 2013	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR AND COURIER	Houston	Silicon Valley
Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan
File No. 052628-0002

Re:	Aratana Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 30, 2013
File No. 333-187372

Dear Mr. Riedler:

On behalf of Aratana Therapeutics, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2013, relating to Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-187372) filed with the Commission on April 30, 2013 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed through EDGAR, Amendment No. 3 to the Registration Statement (the “Amendment”). For your convenience, a copy of the Amendment marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement, is enclosed with delivery of this letter.

For convenience of reference, each response below is prefaced by the text of the Staff’s corresponding comment, in bold and italicized text. Capitalized terms used but not otherwise defined herein, have the meanings in the Amendment.

Management’s discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Retrospective Valuation of Common Stock as of October 4, 2012 and October 22, 2012, page 52

1. Refer to our previously issued comment 27. Please revise your disclosure to explain why a retrospective third-party valuation was not obtained as of the October 2012 grant dates. Also, please tell us where you disclosed the significant assumptions used by your

May 20, 2013

board of directors to determine the retrospective value of your common stock as of October 4, 2012 and October 22, 2012. To the extent these assumptions are quantifiable, such as the probability of an IPO, should be quantified in your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 54 of the Amendment to include an explanation of why it did not obtain a third-party valuation as of the October 2012 grant dates and to further clarify the methodology used by the board of directors to determine the retrospective fair value of the Company’s common stock as of the October 2012 grant dates, including the assumed probability of an initial public offering scenario, which was the Company’s only quantifiable assumption.

The Company supplementally advises the Staff that while the Company believes the $0.64 common stock fair value as of the October 2012 grant dates is reasonable, the Company considered the potential impact on its financial statements of an increase in the retrospectively reassessed fair value of its common stock as of October 4, 2012 and October 22, 2012. The Company notes that increasing the fair value of its common stock to as much as $1.00 during this period would increase compensation expense by less than $50,000, which would be recognized over a requisite service period of between two and four years. Such an impact was not determined by the Company to be material to the Company’s financial statements.

Retrospective Valuation of Common Stock as of December 22, 2012, page 53

2. Please further revise your discussion provided in response to comment 26 to describe the events that occurred between October 22, 2012 and December 22, 2012 to support your common stock valuation increase from $0.64 to $1.56.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 54 and 55 of the Amendment.

Stock-based Awards Granted on April 17, 2013, page 54

3. Through April 17, 2013, it appears that you estimate the probability of an initial public offering to be 60%. Please revise your disclosure to explain why the probability was 60% considering you had filed your initial registration statement on March 20, 2013. Please tell us what the fair value of the common stock if the probability of the initial public offering was nearer to 100%. Then, tell us the events that occurred between April 17, 2013 and May 6, 2013, the date of your correspondence with an estimated IPO price range, to support the difference between the April 17, 2013 common stock fair value with an assumption of 100% IPO probability and the midpoint of your estimated IPO price range on May 6, 2013.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 56 of the Amendment to explain the reasoning for the 60% probability of the initial public offering scenario.

May 20, 2013

In addition, in response to the Staff’s comment regarding the difference between the April 17, 2013 common stock fair value and the midpoint of the estimated IPO price range, the Company advises the Staff that, in the next amendment to the Registration Statement, the Company will include disclosure substantially as follows (adjusted for any stock split):

“On             , 2013, we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of that price range is $         per share. In comparison, our estimate of the fair value of our common stock as of April 17, 2013 was $3.35 per share. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly–traded common stock of generally comparable companies;

•	an analysis of valuation ranges in initial public offerings for generally comparable companies in our industry during the past year;

•	the recent performance of initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for our company and the industry in which we operate; and

•	our financial position.

We believe that the difference between the fair value of our common stock as of April 17, 2013 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•

We determined the fair value of our common stock as of April 17, 2013 using a probability-weighted method, in which we weighted the probabilities of two possible future-event scenarios, an IPO at 60%, and a longer-term liquidity scenario at 40%, to determine the enterprise value of the company. In contrast, the midpoint of the estimated price range for this offering contemplates only an IPO. If we had assumed a 100% probability of an initial public offering, the fair value of our common stock as of April 17, 2013 would have been $6.11.

•

Historically, and we believe it is reasonable to expect that, the completion of an IPO increases the value of an issuer’s common stock as a result of the increase in the liquidity and ability to trade such securities in the public market. As such, the midpoint of the estimated price range of this offering excludes any discount for lack of marketability for our common stock, which was estimated to be 8% and was appropriately taken into account in our board of directors’ determination of the fair value of our common stock as of April 17, 2013.

•

The midpoint of the estimated price range for this offering necessarily assumes that the IPO has occurred, that a public market for our common stock has been created, and that all shares of convertible preferred stock have converted into common stock in connection with the IPO. In contrast, our board of directors’ determination of the fair value of our common shares as of April 17, 2013 assumed that an IPO would

May 20, 2013

occur in three months and appropriately discounted the IPO scenario to present value using a 20.5% discount rate. In addition, holders of our convertible preferred stock had then, and will have until the IPO, substantial economic rights and preferences over holders of our common shares, which were appropriately considered in our board of directors’ determination of the fair value of our common stock as of April 17, 2013.

•

Equity markets in general improved modestly during the recent period, resulting in an increase in our market comparables. For example, in the period from April 17, 2013 to May 6, 2013, the S&P 500 index increased 4.2%, the NASDAQ Global Market index increased 5.5% and the NASDAQ Biotechnology index increased 5.2%.

•

Several biotechnology IPOs that were completed in early 2013 were trading above their initial public offering prices as of May 6, 2013, including Enanta Pharmaceuticals, Inc. (up 42%), Tetraphase Pharmaceuticals, Inc. (up 13%), Chimerix Inc. (up 49%), and Insys Therapeutics, Inc. (up 27%).

•

The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our cash position. Additionally, the completion of this offering would provide us with access to the public debt and equity markets. These projected improvements in our financial position influenced the increased common share valuation indicated by the midpoint of the estimated price range of this offering.

In addition, since April 17, 2013, the following developments occurred in our business, which had a positive impact on the fair value of our common stock, including:

•

In late April 2013, the final analysis confirmed the favorable results relating to pet owner assessment of appetite and weight gain in our pilot study of AT-002 in dogs. While we had seen similar results in an interim analysis in early 2013, we did not receive the final data until late in April 2013.

•	In late April 2013, the CVM confirmed the primary endpoint of owner assessed increase in appetite for our pivotal field effectiveness study for AT-002 in dogs.

•	In late April 2013, we publicly filed an amendment to our registration statement with the SEC, evidencing continued progress toward completing our IPO.”

Kansan Programs, page 64

4. In response to comment 30, you disclose that you will cease to be a qualified Kansas business when you fail to do more than 50% of your business in Kansas. Please revise your disclosure to clarify how this 50% criterion is measured.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 65, 66 and F-21 of the Amendment to indicate that Kansas authorities have not provided any guidance on the calculation of such criterion.

May 20, 2013

Supplementally, the Company advises the Staff that the Company is not aware of the Kansas Department of Commerce ever having required a company whose investors received tax credits to repay the tax credits they received.

Quantitative and Qualitative Disclosures about Market Risk, page 65

5. Based on your disclosure on page 60 it appears that your credit facility is subject to interest rate risk. Please provide the quantitative disclosures about this risk using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 67 of the Amendment.

Business

Products in Development

AT-001, page 75

6. We note your response to our prior comment 31. We also note that the multicenter, randomized, double-blind, active - and placebo – controlled 7-day endoscopic GI safety study resulted in statistically significant differences in the incidence of gastroduodenal erosions with no ulcers and the AT-001 group having lower rates compared to naproxen. Please expand your disclosure to provide the results of the study, including the p-value obtained regarding any statistically significant results as well as the endpoints that were not statistically significant. Also, please explain what the p-value measures.

Response: In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 77 of the Amendment.

API Development Agreement with RaQualia, page 87

7. We note your response to our prior comment 41. Please revise your disclosure to provide the amount that RaQualia paid you upon the execution of the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 89 of the Amendment.

Exclusive License Agreements with RaQualia, page 88

8. We note your response to our prior comment 44 that total upfront license fees and potential milestone payments associated with AT-001 are $12.9 million and with AT-002 are $13 million. Please revise your disclosure to provide the separate amounts paid as upfront fees and the potential aggregate milestone payments for each product.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 90, F-19 and F-20 of the Amendment.

May 20, 2013

Financial Statements

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Accounting for Stock-Based Compensation, page F-12

9. Please revise the disclosure you provided in response to comment 49 here and on page F-28 to clarify how you account for the acceleration of vesting, when you elect not to repurchase the unvested shares. Refer to ASC 718-20-35-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages F-12 and F-28 of the Amendment. Supplementally, the Company advises the Staff that, since the inception of the Company, there have not been any instances where the Company has elected not to repurchase the unvested shares of an employee upon termination of employment.

19. Subsequent Events (unaudited), page F-39

10. You state here that you evaluated subsequent events through the date on which the financial statements were originally issued. Please note that you must evaluate subsequent events through the date the financial statements were issued or the date the financial statements were available to be issued. Please revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-39 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Daniel Rees, at 714-755-2244 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy B. Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Steven St. Peter, M.D., Aratana Therapeutics, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP